Exhibit 99.1

Execution Version

FIRST AMENDING AGREEMENT
THIS AGREEMENT is made as of May 2, 2019
BETWEEN:
BAYTEX ENERGY LIMITED PARTNERSHIP (the “Borrower”)
- and -
EACH OF THE FINANCIAL INSTITUTIONS WHICH ARE OR HEREAFTER BECOME LENDERS UNDER THIS AGREEMENT (the “Lenders”)
- and -
THE BANK OF NOVA SCOTIA, as agent of the Lenders (the “Agent”)

WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1	Interpretation

1.1	In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Agreement" means this first amending agreement, as amended, modified, supplemented or restated from time to time.
“Amended Credit Agreement” means the Credit Agreement, as amended by this Agreement.
"Credit Agreement" means the amended and restated credit agreement made as of August 22, 2018 between the Borrower, the Lenders and the Agent.

1.2	Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3
The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.5	The following schedules are annexed hereto and are incorporated by reference and deemed to be part hereof:
Schedule A – Form of Annual ARO Reporting; and
Schedule B – Form of Confirmation of Guarantee and Security.

2	Amendments and Supplements to Credit Agreement

2.1
Extension of Maturity Date. The Maturity Date is hereby extended from June 4, 2020 to June 4, 2021; provided that if either (i) the Refinancing Event (as defined in the BEC Credit Agreement) has not occurred on or before April 1, 2021 or (ii) the Repayment Test (as defined in the BEC Credit Agreement) cannot be satisfied on April 1, 2021; then the Maturity Date shall be deemed to be April 2, 2021.

2.2	Supplements to Definitions. Section 1.1 of the Credit Agreement is hereby amended to insert the following definitions in appropriate alphabetical order:
““Abandonment/Reclamation Order” means any abandonment, reclamation and/or non-compliance order or directive issued by an Energy Regulator which relates to any assets of any one or more of the Loan Parties.
“Abandonment and Reclamation Report” means an annual report pertaining to the abandonment and reclamation obligations of the Loan Parties in respect of upstream oil and gas wells, facilities and pipelines located in Canada, such report to be substantially in the form attached hereto as Schedule K.
“Energy Regulator” means (a) with respect to Alberta, the Alberta Energy Regulator, (b) with respect to British Columbia, means the BC Oil and Gas Commission, (c) with respect to Saskatchewan, means the Saskatchewan Ministry of Energy and Resources, and (d) with respect to any other Primary Jurisdiction, the regulatory body with responsibility for the oversight of environmental matters in the oil and gas industry in such jurisdiction; and in each case, together with any successor agency, department, ministry or commission thereto.
“Liability Management Rating” means, for any Primary Jurisdiction, the environmental liability management rating (or equivalent) relating to the upstream oil and gas wells, facilities and pipelines located within such jurisdiction, as determined in accordance with the rules and regulations of each applicable Primary Jurisdiction and its Energy Regulator for the then relevant period (and, for certainty, after adjusting the “deemed assets” (or the equivalent) to include any security deposits provided to the applicable Energy Regulator if such security deposits are so included by the applicable Energy Regulator).
“LMR Assets” means, for any province or similar jurisdiction in Canada, all of the upstream oil and gas wells, facilities, pipelines and other physical assets relevant to the determination of the Liability Management Rating in such jurisdiction.
“Primary Jurisdiction” means, collectively, any province or similar jurisdiction in Canada where (a) the Loan Parties, in aggregate, directly own or operate any LMR Assets and (b) the aggregate associated undiscounted and uninflated abandonment and reclamation liabilities (expressed in nominal dollars) of such LMR Assets in such jurisdiction, as shown in the most recent Abandonment and Reclamation Report delivered to the Agent, are in excess of the Threshold Amount.

“Undiscounted Non-Producing ARO” means the aggregate uninflated and undiscounted abandonment and reclamation obligations of the Loan Parties for all LMR Assets in the applicable Primary Jurisdiction(s) which are inactive (non-producing), suspended or abandoned.”.
2.3    Change to Definition of Finance Lease. The existing definition of “Finance Lease” contained in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and the following substituted therefor:
““Finance Lease” means, with respect to any Person, any lease of (or other agreement conveying the right to use) real and/or personal property which should, in accordance with IFRS, be accounted for as a finance lease on a statement of financial position of such Person, but excluding any lease that would have been an operating lease under IFRS as of December 31, 2010;”.
2.4    Changes in Pricing. Schedule B (Applicable Pricing Margin) to the Credit Agreement is hereby amended as follows:

(a)	by deleting “Level 6” in Section 3 thereof and replacing it with “Level 7”; and

(b)	by deleting the table contained therein in its entirety and substituting the following table therefor:

Level	Senior Secured Debt to EBITDA Ratio	Applicable Pricing Margin on Prime Loans and U.S. Base Rate Advances	Applicable Pricing Margin on Libor Advances, BA Stamping Fees for Bankers' Acceptances
1	less than or equal to 0.50:1:00	[redacted]
2	greater than 0.50:1.00 and less than or equal to 1.00:1.00
3	greater than 1.00:1.00 and less than or equal to 1.50:1.00
4	greater than 1.50:1.00 and less than or equal to 2.00:1.00
5	greater than 2.00:1.00 and less than or equal to 2.50:1.00
6	greater than 2.50:1.00 and less than or equal to 3.00:1.00
7	greater than 3.00:1.00

2.5	Changes in Liability Management Rating System. Article 1 of the Credit Agreement is hereby amended by adding a new Section 1.12 as follows:
“1.12    Changes in Liability Management Rating System
If:

(a)	as a result of any change in any applicable law, rule, policy, regulation, order or directive (or in the interpretation of any thereof):

(i)
any applicable Energy Regulator ceases to use a Liability Management Rating as a means of determining whether a Person is in compliance with such Energy Regulator’s abandonment and reclamation rules, policies, regulations orders or directives in any Primary Jurisdiction,

(ii)
a material change occurs in the methodology used in calculating the Liability Management Rating in any Primary Jurisdiction (including any changes in the factors used to calculate such rating which would have a material effect upon the calculation of such rating),

(iii)
a material change is made to the minimum Liability Management Rating thresholds in any Primary Jurisdiction which are used to determine whether any licenses for wells, facilities, pipelines and other physical assets relevant to the determination of the Liability Management Rating can be transferred or whether any security deposits will be required to be provided to the applicable Energy Regulator (the “Minimum Statutory LMR”), or

(iv)
for the purposes of adjusting Section 11.1(o) only, either (A) there is a material increase or decrease in the assumed netback values (or equivalent) used by the applicable Energy Regulator in any Primary Jurisdiction in determining “deemed assets” (or the equivalent) for the purposes of calculating the Liability Management Rating or (B) there is a material increase or decrease in the assumed reclamation and abandonment costs (or the equivalent) used by the applicable Energy Regulator in any Primary Jurisdiction in determining “deemed liabilities” (or the equivalent) for the purposes of calculating the Liability Management Rating in such Primary Jurisdiction; or

(b)
except for the purposes of adjusting Section 11.1(o), any “force majeure” event or similar circumstance occurs which materially reduces the cash flow derived from oil and gas production of any of the Loan Parties for an extended period of time, and as a consequence thereof, the “deemed assets” component of the Liability Management Rating for such Person in any Primary Jurisdiction is materially reduced;

then, in any such case, at the written request of the Agent or the Majority Lenders to the Borrower or of the Borrower to the Agent and the Lenders, the Borrower and the Agent shall enter into good faith discussions with a view to determining a comparable rating system, calculation or threshold, as applicable, to amend or replace the concept or usage of Liability Management Rating as set forth herein (or, in the case of clause (b) above, to adjust for such force majeure event or circumstance for so long as it is continuing), with the objective of having the respective positions of the Lenders and the Borrower after such change(s) conform as nearly as possible to their respective positions immediately prior to such change(s) (subject to ensuring that the threshold in Section 11.1(o) at least equals the Minimum Statutory LMR and, to the extent practicable, exceeds the Minimum Statutory LMR by an equitable amount); provided that, until any such agreement is reached, the Liability Management Rating and all related calculations and thresholds hereunder shall continue to be calculated by the Borrower in consultation with the Agent acting in good faith as if no such change had occurred.
Upon the Borrower and the Agent agreeing on such a comparable rating system, calculation or threshold, as applicable, the Borrower and the Lenders shall enter into documentation to amend the provisions hereof to give effect to such agreement and to make all other adjustments incidental thereto. The parties hereto agree that such amendment shall require the consent of the Majority Lenders, such consent not to be unreasonably withheld, notwithstanding anything to the contrary set out herein.”.

2.6	New ARO Reporting. Section 9.1 of the Credit Agreement is hereby amended to add the following new Section 9.1(bb) thereto:
“(bb)    ARO Reporting.
(i)    The Borrower shall deliver to the Agent, within 120 days after the end of each of its fiscal years, an annual Abandonment and Reclamation Report together with a summary of all letters of credit and other forms of security provided to each applicable Energy Regulator related to abandonment and reclamation obligations and liabilities of any one or more of the Borrower and the other Loan Parties (excluding any security which is mandatorily required to be provided by producers without regard to any Liability Management Rating deficiency or similar abandonment and reclamation obligation deficiency construct).
(ii)    The Borrower shall deliver to the Agent, promptly following receipt thereof by it or any other Loan Party, copies of any Abandonment/Reclamation Orders (and any amendments, supplements or other modifications thereto) or other material notices or communications related to any directives, rules, regulations or other orders issued by any applicable Energy Regulator to any one or more of the Loan Parties or otherwise affecting any of the assets of any of them relating to any non-compliance by the Loan Parties with any applicable Environmental Laws, including liability assessments, potential or designated problem site notices, requirement to post security deposits and operator insolvency notices; provided that the aggregate estimated cost of compliance with all such orders, notices or communications would reasonably be expected to exceed the Threshold Amount.
(iii)    The Borrower shall deliver to the Agent, promptly following delivery of such letters of credit or security, notice to the Agent if any letters of credit or other forms of security are issued on its or any other Loan Party’s behalf to any applicable Energy Regulator if the Liability Management Rating of the Borrower or any other Loan Party is less than 2.0 in any Primary Jurisdiction (or if such Liability Management Rating would have been below any such threshold absent such letter of credit or security having been delivered to the applicable Energy Regulator).”.

2.7	New Events of Default. Section 11.1 of the Credit Agreement is hereby amended by adding the following new paragraphs (o) and (p):
“(o)    Minimum Liability Management Rating. If the Liability Management Rating of any Loan Party which owns or operates any LMR Assets in any Primary Jurisdiction becomes less than 1.25 in such Primary Jurisdiction and remains below such threshold for a period of 90 days after written notice thereof is given by the Agent to the Borrower.

(p)    Abandonment and Reclamation Orders: If (i) any Loan Party becomes subject to any Abandonment/Reclamation Orders issued by any Energy Regulator, (ii) the aggregate estimated cost of compliance with all such orders would reasonably be expected to exceed the Threshold Amount (provided that, for the purpose of determining any such estimated cost, the Borrower shall provide the Agent with a reasonable and factually supportable estimate of such costs within 10 Banking Days of its receipt of the applicable order and shall deliver to each Lender all such other relevant information related to such estimate as may be reasonably required by any such Lender) and (iii) such orders are not withdrawn or satisfied within the relevant timelines set out in such orders and any applicable appeal periods in respect thereof have expired.”.

2.8	Change to Market Disruption Respecting LIBOR Advances. Section 12.4 of the Credit Agreement is hereby amended as follows by adding the following new paragraph at the end thereof:
"If at any time the Agent determines (which determination shall be conclusive, absent manifest error) that:

(d)	the circumstances described in Section 12.4(a) have arisen and such circumstances are unlikely to be temporary;

(e)
the circumstances described in Section 12.4(a) have not arisen, but either (i) the applicable supervisor or administrator of LIBOR Rate, or (ii) a governmental authority having jurisdiction over the Agent, has made a public statement identifying a specific date after which LIBOR Rate shall no longer be used for determining interest rates for loans (either such date, a "LIBOR Discontinuation Date"); or

(f)	a rate other than LIBOR Rate has become a widely recognized benchmark rate for newly originated U.S. Dollar loans made in Canada, then the Agent and the Borrower shall negotiate in good faith to select a replacement index for LIBOR Rate and make adjustments to the Applicable Pricing Margin and other related amendments to this Agreement that shall give due consideration to the prevailing market practice for: (A) determining a rate of interest applicable to newly originated U.S. Dollar loans made in Canada at such time, and (B) transitioning existing loans from LIBOR Rate-based interest rates to loans bearing interest calculated with reference to the new reference rate; provided that, to the extent reasonably practicable, the all-in interest rate paid by the Borrower under this Agreement based on such replacement index will be substantially equivalent to the all-in interest rate applicable to LIBOR Advances made hereunder prior to the LIBOR Rate's replacement.
Upon an agreement being reached between the Agent and the Borrower pursuant to the immediately preceding paragraph, the Agent and the Borrower shall enter into an amendment to this Agreement that gives effect to the replacement reference rate of interest, adjustments to the Applicable Pricing Margin and such other related amendments as may be appropriate in the discretion of the Agent for the implementation and administration of U.S. Dollar loans bearing interest calculated with reference to the replacement index. Notwithstanding anything to the contrary in this Agreement or any other Loan Document (including Section 14.1(e)), such amendment shall become effective at 5:00 p.m. (Calgary time) on the fifth Banking Day after a copy of the amendment is provided to the Lenders and without any further action or consent of any other party to this Agreement, unless the Agent receives, on or before such date and time, a written notice from the Majority Lenders stating that such Lenders object to such amendment.

Until an amendment reflecting the transition to a new reference rate becomes effective as contemplated by this Section, each Drawdown, Conversion or Rollover of a LIBOR Advance shall continue to bear interest calculated with reference to LIBOR Rate; provided that if the Agent determines (which determination shall be conclusive, absent manifest error) that a LIBOR Discontinuation Date has occurred, then following the LIBOR Discontinuation Date, until such time as an amending agreement adopting a new reference rate of interest becomes effective as contemplated by this Section:

(g)	any requested Drawdown by way of, Conversion into, or Rollover of, LIBOR Loans shall be deemed to be a request for a U.S. Base Rate Advance in the same principal amount; and

(h)
in respect of a maturing LIBOR Advance, in the event the Borrower fails to give, if applicable, a Notice of Conversion with respect thereto specifying the Conversion of such LIBOR Advance on the last day of the applicable LIBOR Period into a Loan other than a LIBOR Advance (and provided a valid notice of repayment has not been delivered to the Agent in respect thereof), such maturing LIBOR Advance shall be converted on the last day of the applicable LIBOR Period into a U.S. Base Rate Advance as if a valid Notice of Conversion had been given to the Agent by the Borrower pursuant to the provisions hereof.

For certainty, the replacement reference rate of interest agreed upon to replace LIBOR Rate would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.".

2.9	Amendment to Compliance Certificate. Schedule C to the Credit Agreement is hereby amended as follows:

(a)	by re-numbering Sections 1(h) and 1(i) thereof as Sections 1(i) and 1(j) respectively; and

(b)	by adding the following new Section 1(h) as follows:

“(h)
As at the last day of the above referenced [Fiscal Quarter/Fiscal Year], the Liability Management Rating of each of the Borrower and, where applicable, the other Loan Parties in each Primary Jurisdiction is as follows:

Party	Primary Jurisdiction	Liability Management Rating

2.10	Addition of New Schedule K. Schedule A hereto is added as a new Schedule K to the Credit Agreement and Section 1.11 of the Credit Agreement is hereby amended to add the following at the end thereof:
“Schedule K    -    Form of Annual ARO Reporting”

3	Fees
Extension Fee in Respect of the Facility. The Borrower hereby agrees to pay to the Agent, for the account of each Lender, an extension fee in Canadian Dollars in an amount equal to [redacted] of the aggregate amount of each such Lender's Commitments under the Facility (after giving effect hereto).

4	Representations and Warranties
The General Partner and the Borrower, for and on behalf of itself and each Material Subsidiary, represents and warrants to the Agent and Lenders as follows:

(a)
Organization and Power. The Borrower and each Material Subsidiary that is a partnership or trust has the capacity and power to execute and deliver this Agreement and the Confirmation (as applicable), to comply with the provisions thereof and to duly perform and observe all of its obligations under this Agreement, the Amended Credit Agreement and the Confirmation, as applicable, and the entering into of this Agreement and the Confirmation (as applicable) and the performance and observance by it of its obligations hereunder and thereunder have been duly authorized by all necessary partnership action or trust action, as applicable. The General Partner and each corporate Material Subsidiary is a corporation has the capacity and power to execute and deliver this Agreement and the Confirmation (as applicable), to comply with the provisions of this Agreement, the Amended Credit Agreement and the Confirmation, as applicable, and to duly perform and observe all of its obligations hereunder and thereunder, and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary corporate action.

(b)
No Violation. The execution and delivery by the General Partner, the Borrower and each Material Subsidiary of this Agreement and the Confirmation (as applicable) and the performance by the General Partner, the Borrower and each Material Subsidiary of its obligations under this Agreement, the Amended Credit Agreement and the Confirmation, will not violate any provisions of: (i) any applicable Law or Governmental Authorization of any Governmental Authority having jurisdiction, (ii) its Constating Documents, or (iii) any agreement, deed, undertaking or instrument to which it is a party or by which it or Collateral are bound except to the extent any violation would not individually or in the aggregate have a Material Adverse Change.

(c)
Enforceability. Each of this Agreement, the Amended Credit Agreement and the Confirmation constitutes, or when executed and delivered by the General Partner, the Borrower or each Material Subsidiary (as applicable) will constitute, a legal, valid and binding obligation of such Person enforceable in accordance with its terms, except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by moratorium laws from time to time in effect.

(d)
General Partner. The General Partner: (i) has all necessary corporate capacity and authority, and partnership authority, to execute and deliver this Agreement and the Confirmation, for and on behalf of itself and the Borrower, and to perform its and the Borrower's obligations under this Agreement, the Amended Credit Agreement and the Confirmation, and (ii) has taken all necessary action (including under the terms of the Borrower's Constating Documents) to execute and deliver this Agreement and the Confirmation and to perform its and the Borrower's obligations under this Agreement, the Amended Credit Agreement and the Confirmation.

(e)
Credit Agreement Representations and Warranties. Each of the representations and warranties of the General Partner and the Borrower set forth in Section 8.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof (and in all respects if any such representation or warranty is already qualified by materiality) other than any such representations and warranties which expressly speak of an earlier date.

(f)
No Default. No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

5	Conditions Precedent
The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)	the Borrower shall have paid to the Agent, for each Lender, the fees required to be paid pursuant to Section 3 hereof; and

(b)
each Material Subsidiary and each Other Guarantor (other than BTE Holdings S.à.r.l.) shall have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee and Security in the form attached hereto as Schedule B (the “Confirmation”).

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

6	Covenant in Respect of BTE’s Delivery of Confirmation of Guarantee and Security
The Borrower shall (unless otherwise consented to by the Agent), by no later than June 30, 2019, have caused BTE Holdings S.à.r.l. to execute and deliver to the Agent a Confirmation, failing which, and notwithstanding any other provision hereof or in the Amended Credit Agreement to the contrary, an Event of Default shall be deemed to exist under the Amended Credit Agreement.

7	Confirmation of Credit Agreement and other Documents
The Credit Agreement and the other Loan Documents to which the Borrower and the General Partner is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement, as amended and supplemented by this Agreement, and each of the other Loan Documents to which the Borrower and the General Partner is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 5 hereof.

8	Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

9	Enurement
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

10	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

BAYTEX ENERGY LIMITED PARTNERSHIP, by its general partner, BAYTEX ENERGY LTD., as Borrower
Per:	"Signed"
Name:
Title:

Per:	"Signed"
Name:
Title:

[Signature Page to the First Amending Agreement – Term ARCA (Baytex)]

THE BANK OF NOVA SCOTIA, as Administrative Agent
Per:	"Signed"

Per:	"Signed"

[Signature Page to the First Amending Agreement - Term ARCA (Baytex)]

THE BANK OF NOVA SCOTIA, as Lender
Per:	"Signed"

Per:	"Signed"

[Signature Page to the First Amending Agreement - Term ARCA (Baytex)]

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
Per:	"Signed"

Per:	"Signed"

[Signature Page to the First Amending Agreement - Term ARCA (Baytex)]

ROYAL BANK OF CANADA, as Lender
Per:	"Signed"

Per:

[Signature Page to the First Amending Agreement - Term ARCA (Baytex)]

THE TORONTO-DOMINION BANK, as Lender
Per:	"Signed"

Per:	"Signed"

[Signature Page to the First Amending Agreement - Term ARCA (Baytex)]

BANK OF MONTREAL, as Lender
Per:	"Signed"

Per:	"Signed"

[Signature Page to the First Amending Agreement - Term ARCA (Baytex)]

NATIONAL BANK OF CANADA, as Lender
Per:	"Signed"

Per:	"Signed"

[Signature Page to the First Amending Agreement - Term ARCA (Baytex)]

ATB FINANCIAL, as Lender
Per:	"Signed"

Per:	"Signed"

[Signature Page to the First Amending Agreement - Term ARCA (Baytex)]

EXPORT DEVELOPMENT CANADA, as Lender
Per:	"Signed"

Per:	"Signed"

[Signature Page to the First Amending Agreement - Term ARCA (Baytex)]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender
Per:	"Signed"

Per:	"Signed"

[Signature Page to the First Amending Agreement - Term ARCA (Baytex)]

WELLS FARGO BANK, N.A., CANADIAN BRANCH, as Lender
Per:	"Signed"

Per:	"Signed"

[Signature Page to the First Amending Agreement - Term ARCA (Baytex)]

SCHEDULE A
TO THE FIRST AMENDING AGREEMENT
SCHEDULE K
FORM OF ABANDONMENT AND RECLAMATION REPORT

BAYTEX ENERGY CORP
Abandonment and Reclamation Information Summary As at ●, 20●

BAYTEX ENERGY LTD. LIABILITY SUMMARY	Well Summary (# of Wells)	Abandonment & Reclamation Liability (C$MM)
	Operated Non-Operated Gross Net Gross Net	Operated Non-Operated Gross Net Gross Net
Active (producing) wells
Inactive (non-producing) wells

Total wells

Active facilities/pipelines
Inactive facilities/pipelines

Total facilities/pipelines

Sites requiring reclamation only

Total liabilities

BAYTEX ENERGY CORP
Abandonment and Reclamation Information Summary
As at ●, 20●

BAYTEX ENERGY LP LIABILITY SUMMARY	Well Summary (# of Wells)	Abandonment & Reclamation Liability (C$MM)
	Operated Non-Operated Gross Net Gross Net	Operated Non-Operated Gross Net Gross Net
Active (producing) wells
Inactive (non-producing) wells

Total wells

Active facilities/pipelines
Inactive facilities/pipelines

Total facilities/pipelines

Sites requiring reclamation only

Total liabilities

BAYTEX ENERGY CORP
Abandonment and Reclamation Information Summary
As at ●, 20●

CANADIAN LIABILITY SUMMARY	Well Summary (# of Wells)	Abandonment & Reclamation Liability (C$MM)
	Operated Non-Operated Gross Net Gross Net	Operated Non-Operated Gross Net Gross Net
Active (producing) wells
Inactive (non-producing) wells

Total wells

Active facilities/pipelines
Inactive facilities/pipelines

Total facilities/pipelines

Sites requiring reclamation only

Total liabilities

BAYTEX ENERGY CORP
Abandonment and Reclamation Information Summary
As at ●, 20●

US LIABILITY SUMMARY	Well Summary (# of Wells)	Abandonment & Reclamation Liability (C$MM)
	Operated Non-Operated Gross Net Gross Net	Operated Non-Operated Gross Net Gross Net
Active (producing) wells
Inactive (non-producing) wells

Total wells

Active facilities/pipelines
Inactive facilities/pipelines

Total facilities/pipelines

Sites requiring reclamation only

Total liabilities

BAYTEX ENERGY CORP
Abandonment and Reclamation Information Summary
As at ●, 20●

CONSOLIDATED LIABILITY SUMMARY	Well Summary (# of Wells)	Abandonment & Reclamation Liability (C$MM)
	Operated Non-Operated Gross Net Gross Net	Operated Non-Operated Gross Net Gross Net
Active (producing) wells
Inactive (non-producing) wells

Total wells

Active facilities/pipelines
Inactive facilities/pipelines

Total facilities/pipelines

Sites requiring reclamation only

Total liabilities

Total net liability
Discounting (●% inflation / ●% discount)
As reported, ●, 20●

SCHEDULE B
TO THE FIRST AMENDING AGREEMENT
FORM OF CONFIRMATION OF GUARANTEE AND SECURITY

CONFIRMATION OF GUARANTEE AND SECURITY

TO:	The Lenders
AND TO:	The Bank of Nova Scotia, as agent of the Lenders (the "Agent")

For good and valuable consideration (the receipt and sufficiency of which is hereby conclusively acknowledged) each of the undersigned in its capacity as a guarantor pursuant to its Guarantee and as a grantor of security under the Security to which it is party hereby: (a) consents and agrees to the terms of the First Amending Agreement among the Borrower, the Lenders and the Agent dated as of the date first above written (the “Amending Agreement”) and the transactions contemplated thereby; (b) acknowledges and confirms the representations and warranties applicable to it in the Amending Agreement and the other Loan Documents; and (c) acknowledges that its Guarantee and the Security to which it is party each remains in full force and effect in all respects notwithstanding the amendments contained in the Amending Agreement and shall continue to exist and apply to all Loan Indebtedness under the Credit Agreement.
This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Security, as amended prior to the date hereof.
This Confirmation, insofar as it applies to each of the undersigned, shall be governed by the same governing law which in each case governs the Security given or entered into by such undersigned, as applicable.
Capitalized terms used herein shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
[Remainder of Page Intentionally Left Blank]

BAYTEX ENERGY LIMITED PARTNERSHIP by its general partner, BAYTEX ENERGY LTD.		BAYTEX ENERGY CORP.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BAYTEX ENERGY USA, INC.		BAYTEX ENERGY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BTE FINANCE COMPANY LTD.		BAYTEX COMMERCIAL TRUST 1 by its manager, BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

[Signature page to Confirmation to First Amendment Agreement (Baytex LP Term ARCA)]

BAYTEX COMMERCIAL TRUST 2 by its manager, BTE FINANCE COMPANY LTD.		BAYTEX COMMERCIAL TRUST 3 by its manager, BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BAYTEX COMMERCIAL TRUST 4 by its manager, BTE FINANCE COMPANY LTD.		BAYTEX COMMERCIAL TRUST 5 by its manager, BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BAYTEX COMMERCIAL TRUST 6 by its manager, BTE FINANCE COMPANY LTD.		BAYTEX COMMERCIAL TRUST 7 by its manager, BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

[Signature page to Confirmation to First Amendment Agreement (Baytex LP Term ARCA)]

BAYTEX ENERGY (LP) LTD.
Per:
Name: Title:

Per:
Name: Title:

[Signature page to Confirmation to First Amendment Agreement (Baytex LP Term ARCA)]